SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D/A
(Rule 13d−101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13-d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO §240.13-d-2(a) (Amendment No. 23)*
Macquarie Infrastructure Corporation
(Name of Issuer)
Common Stock
(Title of Class of Securities)
55608B105
(CUSIP Number)
Graeme Conway Macquarie Infrastructure Management (USA) Inc. 125 West 55th Street New York, New York, 10019 (212) 231-1000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
Copies to: Phyllis G. Korff Skadden, Arps, Slate, Meagher & Flom LLP 4 Times Square New York, NY 10036 (212) 735-3000
August 6, 2018
(Date of Event which Requires Filing of this Statement)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§. 240.13d−1(e), 240.13d−1(f) or 240.13d−1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Macquarie Infrastructure Management (USA) Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,932,127
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,932,127
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,932,127
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.81
14	TYPE OF REPORTING PERSON (See Instructions) CO

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Macquarie Group Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,986,527
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,986,527
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.87%
14	TYPE OF REPORTING PERSON (See Instructions) CO

This Amendment No. 23 amends and supplements the information set forth in the Schedule 13D (the “Original Schedule 13D”) previously filed with the Securities and Exchange Commission on July 5, 2007 by Macquarie Infrastructure Management (USA) Inc., a corporation organized under the laws of Delaware (“MIMUSA”) and the Schedule 13D filed on August 17, 2007 by Macquarie Bank Limited, a company formed under the laws of Australia (“MBL”), as amended by the Schedule 13D/A filed on October 12, 2007 by MIMUSA and MBL (“Amendment No. 1”), the Schedule 13D/A filed on December 18, 2007 by MIMUSA, Macquarie Group Limited, a company formed under the laws of Australia (“MGL”) and Macquarie Group Services Australia Pty Limited, a company formed under the laws of Australia (“MGSA”) (“Amendment No. 2”), the Schedule 13D/A filed on June 24, 2010 by MIMUSA, MGL and MGSA (“Amendment No. 3”), the Schedule 13D/A filed on January 18, 2012 by MIMUSA, MGL and MGSA (“Amendment No. 4”), the Schedule 13D/A filed on December 21, 2012 by MIMUSA, MGL, MGSA and Macquarie Private Wealth Inc., a company formed under the laws of Canada (“MPW”) (“Amendment No. 5”), the Schedule 13D/A filed on March 11, 2013 by MIMUSA, MGL, MGSA and MPW (“Amendment No. 6”), the Schedule 13D/A filed on March 21, 2013 by MIMUSA, MGL, MGSA and MPW (“Amendment No. 7”), the Schedule 13D/A filed on May 14, 2013 by MIMUSA, MGL, MGSA and MPW (“Amendment No. 8”), the Schedule 13D/A filed on September 16, 2013 by MIMUSA, MGL, MGSA and MPW (“Amendment No. 9”), the Schedule 13D/A filed on October 25, 2013 by MIMUSA, MGL, MGSA and MPW (“Amendment No. 10”), the Schedule 13D/A filed on April 24, 2014 by MIMUSA, MGL and MGSA (“Amendment No. 11”), the Schedule 13D/A filed on November 20, 2014 by MIMUSA, MGL and MGSA (“Amendment No. 12”), the Schedule 13D/A filed on April 29, 2015 by MIMUSA, MGL and MGSA (“Amendment No. 13”), the Schedule 13D/A filed on June 9, 2015 by MIMUSA, MGL and MGSA (“Amendment No. 14”), the Schedule 13D/A filed on May 16, 2016 by MIMUSA, MGL, MGSA and Delaware Management Business Trust, a trust organized under the laws of Delaware (“Amendment No. 15”), the Schedule 13D/A filed on August 12, 2016 by MIMUSA, MGL and MGSA (“Amendment No. 16”), the Schedule 13D/A filed on November 18, 2016 by MIMUSA, MGL, MGSA (“Amendment No. 17”), the Schedule 13D/A filed on October 31, 2017 by MIMUSA, MGL, Macquarie Investment Management Australia Limited, a company formed under the laws of Australia (“MIMAL”), and Macquarie Infrastructure Management Global Limited, a company formed under the laws of Australia (“MIMGL”) (“Amendment No. 18”), the Schedule 13D/A filed on March 8, 2018 by MIMUSA, MGL, MIMAL and MIMGL, (“Amendment No. 19”) and the Schedule 13D/A filed on May 23, 2018 by MIMUSA and MGL (“Amendment No. 20”) and, the Schedule 13D/A filed on June 8, 2018 by MIMUSA and MGL (“Amendment No. 21”), together with the Original Schedule 13D/A filed on July 2, 2018 by MIMUSA and MGL (“Amendment No. 22”, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11, Amendment No. 12, Amendment No. 13, Amendment No. 14, Amendment No. 15, Amendment No. 16, Amendment No. 17, Amendment No. 18, Amendment No. 19, Amendment No. 20, Amendment No. 21, and Amendment No. 22 the “Schedule 13D”). Unless indicated otherwise, all items left blank remain unchanged and any items which are reported are deemed to amend and supplement the existing items in the Schedule 13D.

Item 2. Identity and Background

The response set forth in Item 2 of the Schedule 13D is hereby amended and restated in its entirety.

This statement on Schedule 13D is being filed by MIMUSA and MGL pursuant to Rule 13d-1(k)(1).

MIMUSA has its principal offices at 125 West 55th Street, New York, New York, 10019, United States. MGL has its principal offices at Level 6, 50 Martin Place, Sydney, New South Wales 2000, Australia.

MIMUSA is an indirect wholly owned subsidiary of MGL. MIMUSA is 100% directly owned by Macquarie Infrastructure and Real Assets Inc. (“MIRA”), a Delaware corporation, which is 100% directly owned by Macquarie Holdings (U.S.A.) Inc. (“MHUSA”), a Delaware corporation. MHUSA is a direct wholly owned subsidiary of Macquarie Equities (US) Holdings Pty. Limited, a company formed under the laws of Australia (“MEQH”). MEQH is a direct wholly owned subsidiary of Macquarie Group (US) Holdings No.1 Pty Ltd, a company formed under the laws of Australia (“MGUSH1”). MGUSH1 is a direct wholly owned subsidiary of Macquarie Corporate International Holdings Pty Limited (f/k/a Macquarie Capital International Holdings Pty Limited, f/k/a Macquarie Capital Group International Holdings Pty Limited, f/k/a Macquarie Group International Holdings Pty Limited) (“MCIHL”), a company formed under the laws of Australia, which is in turn a wholly owned direct subsidiary of Macquarie Corporate Holdings Pty Limited, (f/k/a Macquarie Corporate Holdings Limited, f/k/a Macquarie Capital Group Limited, f/k/a Macquarie Capital Group Pty Limited, f/k/a Macquarie (1 Nicholson Street) Nominees Pty Ltd, f/k/a Hopper No.3 Pty Limited) (“MCHL”), a company formed under the laws of Australia . MCHL is a direct wholly owned subsidiary of Macquarie Financial Holdings Pty Limited, (f/k/a Macquarie Financial Holdings Limited, f/k/a Macquarie Group Holdings No.2 Ltd) (“MFHL”), a company formed under the laws of Australia MFHL is a direct wholly owned subsidiary of MGL, the ultimate controlling entity of MIMUSA.

MEQH, MGUSH1, MCIHL, MCHL and MFHL have their principal offices at Level 6, 50 Martin Place, Sydney, New South Wales 2000, Australia. MIRA and MHUSA have their principal offices at 125 West 55th Street, New York, New York, 10019, United States.

The directors and executive officers of MIMUSA and MGL are set forth on Schedules I and II attached hereto, respectively. Schedules I and II set forth the following information with respect to each such person:

i.	name;

ii.	business address (or residence where indicated);

iii.	present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

iv.	citizenship.

During the last five years, none of MIMUSA and MGL nor any person named in Schedules I and II, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The response set forth in Item 3 of Schedule 13D is hereby amended and supplemented by the following information:

For the month ended June 30, 2018, MIMUSA has elected to reinvest $3,749,456 of its base management fees in common stock of the Issuer (the “Common Stock”) pursuant to the terms of the Third Amended and Restated Management Services Agreement, dated as of May 21, 2015, as amended from time to time, among the Issuer, MIC Ohana Corporation and MIMUSA (the “Management Services Agreement”). On July 30, 2018, the Issuer issued 91,205 shares of Common Stock to MIMUSA upon such reinvestment.

On July 3, 2018, MIMUSA purchased 30,513 shares of Common Stock at an average price of $42.87 per share in open market purchases pursuant to a Rule 10b5-1/Rule 10b-18 Stock Purchase Plan (the “Plan”).

On July 5, 2018, MIMUSA purchased 26,254 shares of Common Stock at an average price of $42.68 per share in open market purchases pursuant to the Plan

On July 6, 2018, MIMUSA purchased 5,080 shares of Common Stock at an average price of $43.89 per share in open market purchases pursuant to the Plan.

On July 9, 2018, MIMUSA purchased 35,000 shares of Common Stock at an average price of $44.08 per share in open market purchases pursuant to the

On July 10, 2018, MIMUSA purchased 128,302 shares of Common Stock at an average price of $44.84 per share in open market purchases pursuant to the Plan.

On July 11, 2018, MIMUSA purchased 213,896 shares of Common Stock at an average price of $44.95 per share in open market purchases pursuant to the Plan.

On July 13, 2018, MIMUSA purchased 27,308 shares of Common Stock at an average price of $44.77 per share in open market purchases pursuant to the Plan.

On July 16, 2018, MIMUSA purchased 58,682 shares of Common Stock at an average price of $44.61 per share in open market purchases pursuant to the Plan.

On July 17, 2018, MIMUSA purchased 25,000 shares of Common Stock at an average price of $44.57 per share in open market purchases pursuant to the Plan.

On July 18, 2018, MIMUSA purchased 25,000 shares of Common Stock at an average price of $44.62 per share in open market purchases pursuant to the Plan.

On July 19, 2018, MIMUSA purchased 54,000 shares of Common Stock at an average price of $45.00 per share in open market purchases pursuant to the Plan.

On July 24, 2018, MIMUSA purchased 74,487 shares of Common Stock at an average price of $44.93 per share in open market purchases pursuant to the Plan.

On July 25, 2018, MIMUSA purchased 50,000 shares of Common Stock at an average price of $44.76 per share in open market purchases pursuant to the Plan.

On July 26, 2018, MIMUSA purchased 14,812 shares of Common Stock at an average price of $44.97 per share in open market purchases pursuant to the Plan.

On July 30, 2018, MIMUSA purchased 50,000 shares of Common Stock at an average price of $45.68 per share in open market purchases pursuant to the Plan.

On July 31, 2018, MIMUSA purchased 36,400 shares of Common Stock at an average price of $45.38 per share in open market purchases pursuant to the Plan.

On August 1, 2018, MIMUSA purchased 10,000 shares of Common Stock at an average price of $44.87 per share in open market purchases pursuant to the Plan.

On August 2, 2018, MIMUSA purchased 32,089 shares of Common Stock at an average price of $45.48 per share in open market purchases pursuant to the Plan.

On August 2, 2018, MIMUSA purchased 9,833 shares of Common Stock at an average price of $46.53 per share in open market purchases pursuant to the Plan.

On August 3, 2018, MIMUSA purchased 75,000 shares of Common Stock at an average price of $45.92 per share in open market purchases pursuant to the Plan.

On August 6, 2018, MIMUSA purchased 51,000 shares of Common Stock at an average price of $45.99 per share in open market purchases pursuant to the Plan.

Since the date of the commencement of the Plan, Macquarie Capital (USA) Inc., the broker under the Plan, purchased 4,871,235 shares of Common Stock for an aggregate purchase price of $198,264,766, exclusive of any fees, commissions or other expenses. The purchases under the Plan were financed pursuant to an intragroup funding arrangement.

Item 5. Interest in Securities of the Issuer

(a)–(b)	The information required by these paragraphs is set forth in Numbers 7 through 11 and 13 of each of the cover pages of this Schedule 13D and is incorporated herein by reference. Such information includes 10,986,527 shares of Common Stock and is based on 85,370,832 shares of Common Stock outstanding as of August 6, 2018.

(c)	Except as disclosed herein and in previous amendments to this Schedule 13D, none of MIMUSA or MGL has effected any transaction in the Issuer’s Common Stock during the past 60 days.

(d)	Not applicable.

(e)	Not applicable.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

August 6, 2018

MACQUARIE INFRASTRUCTURE MANAGEMENT (USA) INC.

By:	/s/ Simone Kovacic
	Name:	Simone Kovacic
	Title:	Authorized Signatory

By:	/s/ Diana Delgado
	Name:	Diana Delgado
	Title:	Authorized Signatory

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

August 6, 2018

MACQUARIE GROUP LIMITED

	By:	/s/ Paul Peduto
		Name:	Paul Peduto
		Title:	Associate Director

	By:	/s/ Charles Glorioso
		Name:	Charles Glorioso
		Title:	Division Director

SCHEDULE I

The name and present principal occupation of each of the executive officers and directors of Macquarie Infrastructure Management (USA) Inc. are set forth below. Unless otherwise noted, each of these persons is an Australian citizen and has as his/her business address 125 West 55th Street, New York, New York, 10019, United States.

Name	Position with Reporting Person	Principal Occupation	Country of Citizenship (if not Australia)

Graeme Conway	Chief Executive Officer and President and Director	Head of the Americas – MIRA

Aaron Rubin	Vice President and Director	Head of MIRA North American Energy Team

Mark Cruikshank	Vice President and Director	Head of Global Tax – MIRA

Jonathon Laurie	Treasurer	Finance Director of MIRA

SCHEDULE II

The name and present principal occupation of each of the executive officers and directors of Macquarie Group Limited are set forth below. Unless otherwise noted, each of these persons is an Australian citizen and has as his/her business address Level 6, 50 Martin Place, Sydney, New South Wales 2000, Australia.

Name	Position with Reporting Person	Principal Occupation	Country of Citizenship (if not Australia)

Michael Coleman	Non-executive Director	Non-executive Director

Diane Grady	Non-executive Director	Non-executive Director

Michael Hawker	Non-executive Director	Non-executive Director

Nicholas Moore	Executive Director	Chief Executive Officer

Gary Banks	Non-executive Director	Non-executive Director

Peter Warne	Non-executive Director & Chairman	Non-executive Director

Gordon Cairns	Non-executive Director	Non-executive Director

Nicola Wakefield Evans	Non-executive Director	Non-executive Director

Glenn Stevens	Non-executive Director	Non-executive Director

Dennis Leong	Secretary	Company Secretary

Ida Lawrance	Secretary	Company Secretary